UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2026

Gurminder Sangha
Chief Executive Officer
Linear Minerals Corp.
700 West Georgia Street
25th Floor
Vancouver, British Columbia, Canada, V7Y 1B3

Re: Linear Minerals Corp.
Form 20-F for Fiscal Year Ended March 31, 2025
File No. 000-29870

Dear Gurminder Sangha:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation